# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WOLFSPEED, INC., CIK 0000895419
CUSIP: 97785W106
Title of class of securities: Common
Address of issuer's principal executive offices: 4600 SILICON DR, DURHAM, North Carolina (NC), 27703
Date of event which requires filing of this statement: 06/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103646

## Reporting persons
- CSS LLC/IL: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 3,036,553; shared voting power 0; sole dispositive power 3,036,553; shared dispositive power 0; aggregate amount beneficially owned 3,036,553 (5.91% of the class)

## Item 1. Issuer
Name of issuer: WOLFSPEED, INC.
Address of issuer's principal executive offices:
4600 SILICON DR, DURHAM, NORTH CAROLINA
27703

## Item 2. Person Filing
Name of person filing: CSS LLC/IL
Address of principal business office or, if none, residence:
1 NORTH WACKER DRIVE
SUITE 3075
CHICAGO, Illinois
60606
Citizenship: CSS LLC/IL - ILLINOIS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,036,553
Percent of class: 5.91
Sole power to vote or to direct the vote: CSS LLC/IL - 3,036,553
Shared power to vote or to direct the vote: CSS LLC/IL - 0
Sole power to dispose or to direct the disposition: CSS LLC/IL - 3,036,553
Shared power to dispose or to direct the disposition: CSS LLC/IL - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Percentage calculated on shares which CSS, LLC does not own now, but includes shares CSS, LLC has the right to acquire now. 1,655,693 Common Shares from conversion of the 2.5% Convertible Note due 2031; 1,380,810 Common Shares from conversion of the 3.5% Convertible Note due 2031; and 50 Common Share from a June 2026 listed Option. Number of outstanding shares reported by Company as of 5/1/2026 was 48,339,081 shares.

## Signatures
- CSS LLC/IL: Mitchell R. Bialek, Mitchell R. Bialek/CCO (06/08/2026)